EXHIBIT 99.1

Brookfield Renewable Reports Record Results and Announces 5% Distribution Increase

All amounts in U.S. dollars unless otherwise indicated

BROOKFIELD, News, Jan. 31, 2025 (GLOBE NEWSWIRE) -- Brookfield Renewable Partners L.P. (TSX: BEP.UN; NYSE: BEP) (“Brookfield Renewable Partners”, "BEP") today reported financial results for the three and twelve months ended December 31, 2024.

“2024 was another record year for our business. We delivered 10% FFO per unit growth, developed approximately 7,000 megawatts of capacity and deployed and committed $12.5 billion of capital into leading renewable platforms, enhancing what we can offer to our customers. We also signed the landmark renewable energy framework agreement with Microsoft and delivered $2.8 billion of proceeds from asset recycling, crystallizing strong returns at approximately double our corporate targets, and generating significant capital to fund our future growth,” said Connor Teskey, CEO of Brookfield Renewable.

“The outlook for clean power is stronger than ever, with accelerating demand driven by corporate customers on the back of accelerating data center development and broader electrification, which has only been further enhanced by the new U.S. administration's effort to drive investment. In this environment, we feel few, if any, are as well positioned as us with our large-scale pipeline, our leading global capabilities and our substantial liquidity to capitalize on this growing demand for years to come.”

	For the three months ended December 31		For the twelve months ended December 31
US$ millions (except per unit amounts), unaudited	2024	2023	2024	2023
Net income (loss) attributable to Unitholders	$(9)	$35	$(464)	$(100)
- per LP unit(1)	(0.06)	0.01	(0.89)	(0.32
Funds From Operations (FFO)(2)	304	255	1,217	1,095
- per Unit(2)(3)	0.46	0.38	1.83	1.67

Brookfield Renewable generated record FFO of $1,217 million or $1.83 per Unit for the twelve months ended December 31, 2024, a 10% increase on a per Unit basis over the prior year, including strong fourth quarter results that increased 21% per Unit year-on-year. The results reflect the benefits from our inflation-linked and contracted cash flows, contributions from acquisitions and execution of various organic growth and value creation initiatives across our business, including the sale of derisked operating assets and platforms which generated strong returns and capital to fund our growth. After deducting non-cash depreciation and other expenses, our Net loss attributable to Unitholders for the twelve months ended December 31, 2024 was $464 million or $0.89 per unit.

Highlights for the year include:

  Secured contracts to deliver an incremental ~19,000 GWh per year of generation to our partners, including signing the landmark renewable energy framework agreement with Microsoft.
  Continued to scale our development activities commissioning ~7,000 megawatts of new renewable energy capacity and are on track to reach a ~10,000-megawatt run rate per annum by 2027.
  Deployed or committed to deploy $12.5 billion ($1.8 billion, net to Brookfield Renewable) into growth, further diversifying our business, marking our largest year for investment ever and, in December, closed our investments in Infinium, Ørsted and Neoen.
  Reached agreements to sell assets generating $2.8 billion (over $1 billion net to Brookfield Renewable) generating a 2.5x multiple on invested capital and ~25% IRR, locking-in strong returns and providing significant capital to fund further accretive growth.
  Strengthened our sector leading balance sheet and liquidity, completing almost $27 billion in financings across the business, including $800 million in upfinancings, which allowed us to end the year with over $4.3 billion of available liquidity at the corporate level.
  On the back of our strong results and in conjunction with our solid liquidity and robust outlook for our business, we are increasing our annual distribution to $1.492 per unit, an over 5% increase year-on-year. Since Brookfield Renewable was publicly listed in 2011, we have delivered 14 consecutive years of annual distribution growth of at least 5% each year.

Dislocated Markets Create Opportunity

The renewables sector has traded down in the public markets on weaker sentiment stemming from the new U.S. administration’s announced executive orders and potential policy changes for renewables. Even though we are well positioned to significantly benefit in this environment, our shares have not been immune to lower public market prices across the sector. And while we are never pleased when our share price is down, we remain focused on the long-term and believe the outlook for our business is better than ever. As we continue to deliver on our growth targets and execute on our strategic priorities, our share price should respond and better reflect the intrinsic value of our business.

Following several decades of modest electricity demand growth, we are experiencing a dramatic shift driven by the AI revolution, one of (if not) the most significant advancement in technology in our lifetime. This is driving demand for our product, which has never been higher, supporting the highest development returns we have seen in over a decade. The current power market fundamentals mean that demand for derisked, long-life operating power assets is also very robust, which is allowing us to recycle assets and crystalize our development gains at extremely attractive levels.

We saw this in the past year, where we closed the sales of Saeta and a 50% interest in Shepherds Flat as well as reached agreements to sell several other assets that generated average returns of ~25% IRR, or nearly double our return targets. This is enabling us to not only secure strong returns for our shareholders but also fund our growth without the use of public equity markets, at a time when the opportunity to invest is greatest.

Over many years, we have consciously focused our business on the lowest-cost and most mature renewable technologies that have the greatest demand from corporate customers and are not reliant on government subsidy. This strategy has positioned us very favorably in the current market – we are not exposed to the sectors of the market seeing reduced support and, instead, are seeing record demand for our product. Given our scale, technology focus, and available capital, we feel we are the best positioned across the industry to capture the accelerating corporate demand.

We feel that executing our business plan will create significant value in our company and as market sentiment passes we will see that translate into our shares. And our strong position, combined with lower public share prices across the sector and increased uncertainty for some private market investors, could create significant opportunity to acquire assets for value and further grow our business.

Our Growth Outlook is Strong, Especially in the U.S.

Our pipeline of growth opportunities is as robust as ever and is specifically focused on adding platforms and projects that can meet the growing demand from corporate buyers of electricity. We are in various stages of advancing several large-scale transactions where we will provide capital or strategic solutions at good value. With our global team, capabilities and scale capital we can source and execute opportunities that few other players can, in the most attractive jurisdictions that offer the highest risk-adjusted returns.

Recently there has been much discussion around the impact of potential regulatory changes on the renewables sector in the U.S. While we see potential for regulatory changes, we do not expect any material adjustments to the policies that have the greatest impact on our business, as these largely have bipartisan support.

More important to our business are the current fundamentals for clean power, which are strong in the U.S. and abroad, and being driven by corporate customers and the demand from digitalization and electrification. We also expect that supportive fiscal policy in the U.S., which we typically see following an election, will drive further growth in manufacturing, data center development and industry in the country, requiring more power on top of the already significant demand growth we are seeing today.

Given the accelerating power needs of large corporate customers to support the expansion of their businesses, and the position of our renewable technologies as the lowest cost source of bulk power regardless of incentive schemes, we are well positioned to deliver the most viable solution to meet their needs across all our key markets.

The opportunity to capture this demand is immense, but it is most valuable to those who already have a pipeline of advanced projects and development pipeline that can be accelerated. From this perspective, our significant investment in the U.S. in recent years, before this increase in demand became apparent, is proving fortuitous. Our pipeline of projects, alongside our relationships with the largest buyers of power and access to capital to fund the buildout, places us at the epicenter of this opportunity.

As one of the largest operators and developers of renewable power assets we also have very strong relationships with a diverse group of global suppliers. We have further strengthened our relationships and secured our development pipeline through the execution of framework agreements with a number of global and U.S. based OEMs to mitigate the impact of potential policy changes and maintain our commissioning timelines. Our supply chain strategy has helped maintain our development growth schedule and return targets, and we remain focused on our procurement process, which is a differentiator for our business.

With this supportive backdrop and our competitive advantages of scale capital, deep operating, development and procurement capabilities and market positioning we are more confident than ever on the growth prospects of the business, particularly in the U.S.

Our Capital Recycling has Scaled and is Now a Regular Part of the Business

Increasingly we have been able to demonstrate our full cycle value creation through the sale of derisked operating assets and integrated platforms. Since 2020, we have generated almost $6 billion in proceeds ($2.3 billion, net to Brookfield Renewable) at an average IRR of ~22% and 2.1x multiple of invested capital. By monetizing assets and platforms to lower cost of capital buyers, we are capturing higher returns and accelerating the rotation of capital to redeploy into growth.

Our development pipeline now stands at approximately 200,000 megawatts and our pace of commissioning projects is tracking towards 10,000 megawatts a year and growing. The scale of our business and our growing development activities have translated into more asset recycling opportunities for us than ever before, as we deliver an increasing number of high-quality, derisked, cash-generating assets into operation, which are in high demand today from investors.

We are also selling our scale platforms with in-house development capabilities and development projects. In December, we closed the sale of Saeta, where we realized the significant value we created through operational enhancements and the build-out of their development function, generating 3 times our invested capital over our relatively short hold period.

In 2024 alone, our commissioned capacity and asset recycling proceeds tripled from the average of the prior three years, highlighted by the delivery of ~2,400 megawatts into production in the U.S. and ~2,700 megawatts in APAC, the closing of the sales of Saeta and a 50% interest in Shepherds Flat, and the signing of agreements to sell First Hydro and a portfolio of assets in India.

Going forward, asset recycling will continue as a reliable and consistent way for us to deliver strong returns for our shareholders and generate capital to fund growth. We expect to build off of this strong momentum in 2025 and deliver even larger and more recurring monetizations in the future at similarly healthy returns.

Operating Results

We generated FFO of $1.2 billion, or $1.83 per unit, up 10% year-over-year. These strong results reflect the benefits of our increasingly diverse business and robust growth levers, despite historically weaker hydrology at our North American hydro assets.

We continue to target 10%+ FFO per unit growth going forward and today have more visibility on achieving this target than ever before. Almost 90% of our generation is contracted with approximately 70% of revenue linked to inflation, helping to expand the operating margins we earn. We also have significant re-contracting opportunities with our staggered contract profile. We continue to successfully recontract available generation at substantial increases to expiring contracts. These activities will continue to enhance our FFO in the current rising pricing environment over the medium term and provide substantial capacity to fund future growth.

Our asset rotation is scaling and we will continue to crystalize gains on an ongoing basis from asset sales, contributing to our earnings. We will also generate incremental FFO going forward from our development activities, as we bring assets online from our large pipeline of advanced staged projects, in addition to our recently closed acquisitions that we expect to contribute to growth meaningfully in 2025 and beyond.

Our hydroelectric segment delivered FFO of $511 million, helped by stronger results in the back half of the year from our Colombian assets where we had higher generation and realized pricing on the back of a robust energy price environment. Our Colombian business, Isagen, ultimately generated FFO that was up year-over-year in the local currency after challenging hydrology in the first half due to dry El Niño conditions, demonstrating the resilient performance of the platform.

While recent performance across the North American fleet has been challenged due to unusually low precipitation, we expect this to normalize over the long-term and contribute to growth in 2025 from the lows this year. We continue to see the long-term strategic benefits of our hydro portfolio and our commercial relationships. Demand for dispatchable clean generation in our markets is very strong on the back of growing electricity needs to support data center build-out and broader electrification. And this is translating to favorable contract terms for our hydros, highlighted more recently by two agreements signed with U.S. utilities in the third quarter of 2024 at an average price of almost $90/MWh for an average duration of almost 15-years.

Our large portfolio of hydro assets with their rolling contract profile has us well positioned to execute additional long-term contracts in the current market with favorable terms similar to those recently signed. We have ~6,000 GWh per year of generation coming available for contract over the next five years, which we expect to provide a significant uplift on cash flows from higher realized pricing and significant funding for growth from upfinancing opportunities on the back of executing new contracts.

Our wind and solar segments generated a combined $833 million of FFO, up 30% from the prior year as we benefited from a full year of contributions from our recent acquisitions. We expect to see further growth from our wind and solar segments in 2025 with the close of our investments in Neoen, Ørsted’s ~3,500-megawatt operating offshore wind portfolio in the U.K., Leap Green and other various growth initiatives.

Our distributed energy, storage, and sustainable solutions segments also saw significant growth year-over-year generating a combined $329 million of FFO, up 78% from the prior year, with strong performance from Westinghouse where we continue to see positive momentum. Nuclear power is increasingly being recognized as an integral part of the energy supply solution going forward given its scale baseload and clean characteristics. Westinghouse is well positioned to capture the increasing demand for nuclear power with its fuel supply business benefitting from global capacity growth and increasing interest in Westinghouse’s proven reactor solutions to expand baseload capacity and meet the needs of our partners.

We also closed our investment in leading eFuels manufacturer Infinium this quarter, which will start to contribute to our results via our initial investment to build a production facility in Texas. The investment provides us with significant growth optionality to deploy more capital into the scaling eFuels market, as well as build the renewables projects to support these activities, on a basis that is in line with our expectations for risk-adjusted returns.

Balance Sheet & Liquidity

We finished the year with over $4.3 billion of available liquidity maintaining significant flexibility and our best-in-class balance sheet. Our diverse and robust funding model and continued commitment to sizing debt on investment grade metrics has positioned us to opportunistically deploy scale capital.

We successfully completed nearly $27 billion in financings in 2024, a record for our business, opportunistically extending average maturities and optimizing our portfolio's capital structure, including executing $800 million of upfinancings.

Senior Appointments

We are pleased to announce the appointment of Jennifer Mazin and Wyatt Hartley as Co-Presidents of Brookfield Renewable Partners. Jennifer and Wyatt are key members of our senior leadership team, and these appointments will improve our ability to scale the business and expand our capabilities on a global basis.

Jennifer will continue to serve as General Counsel. Wyatt will assume the role of Head of our North American Asset Management group, overseeing the operations we have in the region. Wyatt will succeed Mitch Davidson, who will remain active within our business going forward and we will therefore continue to benefit from his counsel.

We are also pleased to announce the appointment of Natalie Adomait as Chief Operating Officer and Patrick Taylor as Chief Financial Officer. Natalie joined Brookfield in 2011 and has held various positions focused on origination, investment strategy, and asset management, including most recently as the Head of Transition Investments. Patrick also joined Brookfield in 2011 and has held a series of senior finance positions within overall Brookfield.

Distribution Declaration

The next quarterly distribution in the amount of $0.373 per LP unit, is payable on March 31, 2025 to unitholders of record as at the close of business on February 28, 2025. This represents an over 5% increase to our distribution, bringing our total annual distribution per unit to $1.492.

In conjunction with the Partnership’s distribution declaration, the Board of Directors of BEPC have declared an equivalent quarterly dividend of $0.373 per share, also payable on March 31, 2025 to shareholders of record as at the close of business on February 28, 2025.

The quarterly dividends on BEP's preferred shares and preferred LP units have also been declared.

Distribution Currency Option

The quarterly distributions payable on the BEP units and BEPC shares are declared in U.S. dollars. Unitholders who are residents in the United States will receive payment in U.S. dollars and unitholders who are residents in Canada will receive the Canadian dollar equivalent unless they request otherwise. The Canadian dollar equivalent of the quarterly distribution will be based on the Bank of Canada daily average exchange rate on the record date or, if the record date falls on a weekend or holiday, on the Bank of Canada daily average exchange rate of the preceding business day.

Registered unitholders who are residents in Canada who wish to receive a U.S. dollar distribution and registered unitholders who are residents in the United States wishing to receive the Canadian dollar distribution equivalent should contact Brookfield Renewable’s transfer agent, Computershare Trust Company of Canada, in writing at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 or by phone at 1-800-564-6253. Beneficial unitholders (i.e., those holding their units in street name with their brokerage) should contact the broker with whom their units are held.

Distribution Reinvestment Plan

Brookfield Renewable Partners maintains a Distribution Reinvestment Plan (“DRIP”) which allows holders of BEP units who are residents in Canada to acquire additional LP units by reinvesting all or a portion of their cash distributions without paying commissions. Information on the DRIP, including details on how to enroll, is available on our website at www.bep.brookfield.com/stock-and-distribution/distributions/drip.

Additional information on Brookfield Renewable’s distributions and preferred share dividends can be found on our website at www.bep.brookfield.com.

Brookfield Renewable

Brookfield Renewable operates one of the world’s largest publicly traded platforms for renewable power and sustainable solutions. Our portfolio consists of hydroelectric, wind, utility-scale solar and storage facilities in North America, South America, Europe and Asia, and totals approximately 46,000 megawatts of installed capacity and a development pipeline of approximately 200,000 megawatts. Our portfolio of sustainable solutions assets includes our investments in Westinghouse (a leading global nuclear services business) and a utility and independent power producer with operations in the Caribbean and Latin America, as well as both operating assets and a development pipeline of carbon capture and storage capacity, agricultural renewable natural gas and materials recycling and a pipeline of eFuels manufacturing capacity.

Investors can access the portfolio either through Brookfield Renewable Partners L.P. (NYSE: BEP; TSX: BEP.UN), a Bermuda-based limited partnership, or Brookfield Renewable Corporation (NYSE, TSX: BEPC), a Canadian corporation. Further information is available at https://bep.brookfield.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Renewable is the flagship listed renewable power and transition company of Brookfield Asset Management, a leading global alternative asset manager with over $1 trillion of assets under management.

Please note that Brookfield Renewable’s previous audited annual and unaudited quarterly reports filed with the U.S. Securities and Exchange Commission (“SEC”) and securities regulators in Canada, are available on our website at https://bep.brookfield.com, on SEC’s website at www.sec.gov and on SEDAR+’s website at www.sedarplus.ca. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

Contact information:
Media:	Investors:
Simon Maine	Alex Jackson
Managing Director – Communications	Vice President – Investor Relations
+44 (0) 739 890 9278	(416) 649-8196
simon.maine@brookfield.com	alexander.jackson@brookfield.com

Quarterly Earnings Call Details

Investors, analysts and other interested parties can access Brookfield Renewable’s Fourth Quarter 2024 Results as well as the Letter to Unitholders and Supplemental Information on Brookfield Renewable’s website at https://bep.brookfield.com.

The conference call can be accessed via webcast on January 31, 2025 at 8:30 a.m. Eastern Time at https://edge.media-server.com/mmc/p/x6grj47d/.

Brookfield Renewable Partners L.P.
Consolidated Statements of Financial Position
	As of December 31
UNAUDITED (MILLIONS)	2024		2023
Assets
Cash and cash equivalents		$3,135		$1,141
Trade receivables and other financial assets(4)		6,705		5,237
Equity-accounted investments		2,740		2,546
Property, plant and equipment, at fair value and Goodwill		78,909		65,949
Deferred income tax and other assets(5)		3,320		1,255
Total Assets		$94,809		$76,128

Liabilities
Corporate borrowings(6)		$3,802		$2,833
Borrowings which have recourse only to assets they finance(7)		30,588		26,869
Accounts payable and other liabilities(8)		15,524		9,273
Deferred income tax liabilities		8,439		7,174

Equity
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	$26,168		$18,863
General partnership interest in a holding subsidiary held by Brookfield	50		55
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	2,457		2,684
BEPC exchangeable shares	2,269		2,479
Preferred equity	537		583
Perpetual subordinated notes	737		592
Preferred limited partners' equity	634		760
Limited partners' equity	3,604	36,456	3,963	29,979
Total Liabilities and Equity		$94,809		$76,128

Brookfield Renewable Partners L.P.
Consolidated Statements of Operating Results
UNAUDITED	For the three months ended December 31		For the twelve months ended December 31
(MILLIONS, EXCEPT AS NOTED)	2024	2023	2024	2023
Revenues	$1,432	$1,323	$5,876	$5,038
Other income	376	468	627	671
Direct operating costs(9)	(705)	(611)	(2,580)	(1,933)
Management service costs	(47)	(50)	(204)	(205)
Interest expense	(509)	(461)	(1,988)	(1,627)
Share of earnings (loss) from equity-accounted investments	(18)	140	(88)	186
Foreign exchange and financial instrument gain	458	70	880	502
Depreciation	(477)	(517)	(2,010)	(1,852)
Other	(537)	(210)	(713)	(212)
Income tax recovery (expense)
Current	166	(39)	160	(128)
Deferred	49	151	31	176
Net income (loss)	$188	$264	$(9)	$616
Net income attributable to preferred equity, preferred limited partners' equity, perpetual subordinated notes and non-controlling interests in operating subsidiaries	$(197)	$(229)	$(455)	$(716)
Net income (loss) attributable to Unitholders	$(9)	$35	$(464)	$(100)
Basic and diluted income (loss) per LP unit	$(0.06)	$0.01	$(0.89)	$(0.32)

Brookfield Renewable Partners L.P.
Consolidated Statements of Cash Flows

	For the three months ended December 31		For the twelve months ended December 31
UNAUDITED (MILLIONS)	2024	2023	2024	2023
Operating activities
Net income (loss)	$188	$264	$(9)	$616
Adjustments for the following non-cash items:
Depreciation	477	517	2,010	1,852
Unrealized foreign exchange and financial instrument (gain) loss	(527)	(82)	(977)	(492)
Share of (earnings) loss from equity-accounted investments	18	(140)	88	(186)
Deferred income tax recovery	(49)	(151)	(31)	(176)
Other non-cash items	228	(234)	391	(282)
	335	174	1,472	1,332
Net change in working capital and other(10)	(114)	283	(198)	533
	221	457	1,274	1,865
Financing activities
Net corporate borrowings	139	—	725	293
Corporate credit facilities, net	140	—	240	—
Non-recourse borrowings, commercial paper, and related party borrowings, net	4,654	2,218	6,749	1,328
Capital contributions from participating non-controlling interests – in operating subsidiaries, net	1,501	393	2,026	2,345
Net Issuance (Repurchase) of equity instruments and related costs	—	(31)	(37)	587
Distributions paid:
To participating non-controlling interests - in operating subsidiaries	(423)	(253)	(993)	(967)
To unitholders of Brookfield Renewable or BRELP	(263)	(251)	(1,061)	(990)
	5,748	2,076	7,649	2,596
Investing activities
Acquisitions net of cash and cash equivalents in acquired entity	(2,831)	(704)	(2,940)	(791)
Investment in property, plant and equipment	(1,155)	(1,149)	(3,733)	(2,809)
Purchase of associates and other assets	(109)	(590)	(93)	(721)
Restricted cash and other	34	(7)	(34)	(35)
	(4,061)	(2,450)	(6,800)	(4,356)
Foreign exchange gain (loss) on cash	(67)	24	(95)	38
Cash and cash equivalents
Increase	1,841	107	2,028	143
Net change in cash classified within assets held for sale	28	—	(34)	—
Balance, beginning of period	1,266	1,034	1,141	998
Balance, end of period	$3,135	$1,141	$3,135	$1,141

PROPORTIONATE RESULTS FOR THE THREE MONTHS ENDED DECEMBER 31

The following chart reflects the generation and summary financial figures on a proportionate basis for the three months ended December 31:

	(GWh)				(MILLIONS)
UNAUDITED	Renewable Actual Generation		Renewable LTA Generation		Revenues		Adjusted EBITDA(2)		FFO(2)
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Hydroelectric
North America	1,880	2,456	2,910	2,910	$165	$199	$88	$121	$22	$55
Brazil	904	892	983	1,036	48	59	41	40	36	34
Colombia	776	789	1,009	995	100	87	50	41	28	16
	3,560	4,137	4,902	4,941	313	345	179	202	86	105
Wind	2,289	1,978	2,588	2,529	172	138	265	131	214	103
Utility-scale solar	731	658	896	833	58	85	99	121	70	93
Distributed energy & storage	288	272	230	189	50	51	37	42	23	26
Sustainable solutions	—	—	—	—	144	93	47	28	38	22
Corporate	—	—	—	—	—	—	(9)	6	(127)	(94)
Total	6,868	7,045	8,616	8,492	$737	$712	$618	$530	$304	$255

PROPORTIONATE RESULTS FOR THE TWELVE MONTHS ENDED DECEMBER 31

The following chart reflects the generation and summary financial figures on a proportionate basis for the twelve months ended December 31:

	(GWh)				(MILLIONS)
UNAUDITED	Renewable Actual Generation		Renewable LTA Generation		Revenues		Adjusted EBITDA(2)		FFO(2)
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Hydroelectric
North America	10,821	11,603	12,155	12,161	$932	$1,029	$575	$670	$300	$402
Brazil	3,809	3,974	4,043	4,099	208	240	151	172	130	146
Colombia	2,950	3,408	3,646	3,647	338	293	176	175	81	76
	17,580	18,985	19,844	19,907	1,478	1,562	902	1,017	511	624
Wind	8,276	6,367	9,604	7,865	629	511	631	493	484	382
Utility-scale solar	3,712	2,489	4,365	3,123	416	365	464	372	349	261
Distributed energy & storage	1,379	1,241	1,111	956	227	241	229	180	186	133
Sustainable solutions	—	—	—	—	496	147	165	61	143	52
Corporate	—	—	—	—	—	—	17	59	(456)	(357)
Total	30,947	29,082	34,924	31,851	$3,246	$2,826	$2,408	$2,182	$1,217	$1,095

RECONCILIATION OF NON-IFRS MEASURES

The following table reflects Adjusted EBITDA and provides a reconciliation from Net income (loss) to Adjusted EBITDA for the three months ended December 31, 2024:

UNAUDITED (MILLIONS)	Hydroelectric	Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
Net income (loss)	$71	$203	$(134)	$25	$105	$(82)	$188
Add back or deduct the following:
Depreciation	158	184	87	45	3	—	477
Deferred income tax recovery (expense)	(15)	21	(11)	(32)	5	(17)	(49)
Foreign exchange and financial instrument gain	(60)	(86)	(120)	(65)	(114)	(13)	(458)
Other(11)	11	81	330	115	22	8	567
Management service costs	—	—	—	—	—	47	47
Interest expense	185	136	97	38	4	49	509
Current income tax recovery (expense)	16	(16)	(50)	(115)	—	(1)	(166)
Amount attributable to equity accounted investments and non-controlling interests(12)	(187)	(258)	(100)	26	22	—	(497)
Adjusted EBITDA attributable to Unitholders	$179	$265	$99	$37	$47	$(9)	$618

The following table reflects Adjusted EBITDA and provides a reconciliation from Net income (loss) to Adjusted EBITDA for the three months ended December 31, 2023:

UNAUDITED (MILLIONS)	Hydroelectric	Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
Net income (loss)	$67	$142	$190	$(100)	$44	$(79)	$264
Add back or deduct the following:
Depreciation	170	215	98	28	6	—	517
Deferred income tax recovery	(33)	(39)	(31)	(41)	—	(7)	(151)
Foreign exchange and financial instrument (gain) loss	(55)	(50)	38	35	(57)	19	(70)
Other(11)	18	(147)	(158)	90	(17)	(9)	(223)
Management service costs	—	—	—	—	—	50	50
Interest expense	185	85	96	27	19	49	461
Current income tax expense	18	7	6	—	—	8	39
Amount attributable to equity accounted investments and non-controlling interests(12)	(168)	(82)	(118)	3	33	(25)	(357)
Adjusted EBITDA attributable to Unitholders	$202	$131	$121	$42	$28	$6	$530

RECONCILIATION OF NON-IFRS MEASURES

The following table reflects Adjusted EBITDA and provides a reconciliation from Net income (loss) to Adjusted EBITDA for the twelve months ended December 31, 2024:

UNAUDITED (MILLIONS)	Hydroelectric	Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
Net income (loss)	$250	$149	$(150)	$62	$110	$(430)	$(9)
Add back or deduct the following:
Depreciation	636	805	414	144	11	—	2,010
Deferred income tax expense (recovery)	2	(1)	6	1	4	(43)	(31)
Foreign exchange and financial instrument loss (gain)	(122)	(201)	(175)	(199)	(177)	(6)	(880)
Other(11)	18	84	384	178	41	94	799
Management service costs	—	—	—	—	—	204	204
Interest expense	768	491	355	159	14	201	1,988
Current income tax expense	70	(6)	(85)	(136)	—	(3)	(160)
Amount attributable to equity accounted investments and non-controlling interests(12)	(720)	(690)	(285)	20	162	—	(1,513)
Adjusted EBITDA attributable to Unitholders	$902	$631	$464	$229	$165	$17	$2,408

The following table reflects Adjusted EBITDA and provides a reconciliation from Net income (loss) to Adjusted EBITDA for the twelve months ended December 31, 2023:

UNAUDITED (MILLIONS)	Hydroelectric	Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
Net income (loss)	$423	$307	$209	$(90)	$102	$(335)	$616
Add back or deduct the following:
Depreciation	652	709	348	56	85	2	1,852
Deferred income tax expense (recovery)	(61)	20	(43)	(37)	(22)	(33)	(176)
Foreign exchange and financial instrument loss (gain)	(162)	(239)	(17)	(5)	(89)	10	(502)
Other(11)	39	(111)	(171)	111	3	23	(106)
Management service costs	—	—	—	—	—	205	205
Interest expense	745	297	282	59	94	150	1,627
Current income tax expense	85	20	13	—	—	10	128
Amount attributable to equity accounted investments and non-controlling interests(12)	(704)	(510)	(249)	86	(112)	27	(1,462)
Adjusted EBITDA attributable to Unitholders	$1,017	$493	$372	$180	$61	$59	$2,182

The following table reconciles the non-IFRS financial metrics to the most directly comparable IFRS measures. Net income (loss) is reconciled to Funds From Operations:

	For the three months ended December 31		For the twelve months ended December 31
UNAUDITED (MILLIONS)	2024	2023	2024	2023
Net income (loss)	$188	$264	$(9)	$616
Add back or deduct the following:
Depreciation	477	517	2,010	1,852
Deferred income tax recovery	(49)	(151)	(31)	(176)
Foreign exchange and financial instruments gain (loss)	(458)	(70)	(880)	(502)
Other(15)	567	(223)	799	(106)
Amount attributable to equity accounted investment and non-controlling interest(14)	(421)	(82)	(672)	(589)
Funds From Operations	$304	$255	$1,217	$1,095

The following table reconciles the per Unit non-IFRS financial metrics to the most directly comparable IFRS measures. Net income (loss) per LP unit is reconciled to Funds From Operations:

	For the three months ended December 31		For the twelve months ended December 31
UNAUDITED	2024	2023	2024	2023
Net income (loss) per LP unit(1)	$(0.06)	$0.01	$(0.89)	$(0.32)
Adjust for the proportionate share of
Depreciation	0.39	0.41	1.55	1.55
Foreign exchange and financial instruments loss	(0.24)	(0.01)	(0.41)	(0.21)
Deferred income tax recovery and other	0.37	(0.03)	1.58	0.65
Funds From Operations per Unit(3)	$0.46	$0.38	$1.83	$1.67

Brookfield
Press Release

BROOKFIELD RENEWABLE CORPORATION REPORTS
FOURTH QUARTER RESULTS

All amounts in U.S. dollars unless otherwise indicated

The Board of Directors of Brookfield Renewable Corporation ("BEPC" or our "company") (NYSE, TSX: BEPC) today have declared a quarterly dividend of $0.373 per class A exchangeable subordinate voting share of BEPC (a "Share"), payable on March 31, 2025 to shareholders of record as at the close of business on February 28, 2025. This dividend is identical in amount per share and has identical record and payment dates to the quarterly distribution announced today by BEP on BEP's LP units.

The Shares of BEPC are structured with the intention of being economically equivalent to the non-voting limited partnership units of Brookfield Renewable Partners L.P. ("BEP" or the "partnership") (NYSE: BEP; TSX: BEP.UN). We believe economic equivalence is achieved through identical dividends and distributions on the Shares and BEP's LP units and each Share being exchangeable at the option of the holder for one BEP LP unit at any time. Given the economic equivalence, we expect that the market price of the Shares will be significantly impacted by the market price of BEP's LP units and the combined business performance of our company and BEP as a whole. In addition to carefully considering the disclosures made in this news release in its entirety, shareholders are strongly encouraged to carefully review BEP's continuous disclosure filings available electronically on EDGAR on the SEC's website at www.sec.gov or on SEDAR+ at www.sedarplus.ca.

	For the three months ended December 31		For the twelve months ended December 31
US$ millions (except per unit amounts), unaudited	2024	2023	2024	2023
Select Financial Information
Net income (loss) attributable to the partnership	$761	$(747)	$236	$(181)
Funds From Operations (FFO)(2)	199	168	794	716

BEPC reported FFO of $794 million for the twelve months ended December 31, 2024 compared to $716 million in the prior year. After deducting non-cash depreciation, remeasurement of shares classified as financial liability, and other non-cash items our Net income attributable to the partnership for the twelve months ended December 31, 2024 was $236 million.

Brookfield Renewable Corporation
Consolidated Statements of Financial Position
	As of December 31
UNAUDITED (MILLIONS)	2024		2023
Assets
Cash and cash equivalents		$624		$627
Trade receivables and other financial assets(4)		3,162		2,972
Equity-accounted investments		753		644
Property, plant and equipment, at fair value and Goodwill		39,388		44,892
Deferred income tax and other assets(5)		202		286
Total Assets		$44,129		$49,421

Liabilities
Borrowings which have recourse only to assets they finance(7)		$13,775		$16,072
Accounts payable and other liabilities(8)		3,153		5,680
Deferred income tax liabilities		6,493		5,819

Shares classified as financial liabilities		8,600		4,721

Equity
Non-controlling interests:
Participating non-controlling interests – in operating subsidiaries	$10,508		$11,070
Participating non-controlling interests – in a holding subsidiary held by the partnership	259		272
The partnership	1,341	12,108	5,787	17,129
Total Liabilities and Equity		$44,129		$49,421

Brookfield Renewable Corporation
Consolidated Statements of Income (Loss)

UNAUDITED (MILLIONS)	For the three months ended December 31		For the twelve months ended December 31
	2024	2023	2024	2023

Revenues	$987	$1,066	$4,142	$3,967
Other income	333	437	429	584
Direct operating costs(9)	(457)	(466)	(1,767)	(1,466)
Management service costs	(35)	6	(106)	(88)
Interest expense	(635)	(329)	(1,667)	(1,258)
Share of loss from equity-accounted investments	(2)	(1)	(24)	(8)
Foreign exchange and financial instrument gain	160	30	238	159
Depreciation	(292)	(389)	(1,262)	(1,342)
Other	(47)	(75)	(76)	(61)
Remeasurement of shares classified as financial liability	1,034	(816)	693	(106)
Income tax (expense) recovery
Current	(37)	(34)	(100)	(113)
Deferred	(64)	69	(67)	40
Net income (loss)	$945	$(502)	$433	$308
Net income (loss) attributable to:
Non-controlling interests:
Participating non-controlling interests – in operating subsidiaries	$181	$241	$193	$481
Participating non-controlling interests – in a holding subsidiary held by the partnership	3	4	4	8
The partnership	761	(747)	236	(181)
	$945	$(502)	$433	$308

Brookfield Renewable Corporation
Consolidated Statements of Cash Flows

UNAUDITED (MILLIONS)	For the three months ended December 31		For the twelve months ended December 31
	2024	2023	2024	2023
Operating activities
Net income (loss)	$945	$(502)	$433	$308
Adjustments for the following non-cash items:
Depreciation	292	389	1,262	1,342
Unrealized foreign exchange and financial instruments gain	(160)	(40)	(265)	(159)
Share of earnings from equity-accounted investments	2	1	24	8
Deferred income tax expense	64	(69)	67	(40)
Other non-cash items	(249)	(334)	(150)	(361)
Remeasurement of shares classified as financial liability	(1,034)	816	(693)	106
	(140)	261	678	1,204
Net change in working capital and other(10)	(16)	210	(129)	399
	(156)	471	549	1,603
Financing activities
Non-recourse borrowings and related party borrowings, net	397	584	467	(238)
Capital contributions from participating non-controlling interests	48	54	268	189
Return of capital to participating non-controlling interests	(53)	(139)	(133)	(169)
Issuance of exchangeable shares, net	—	—	—	251
Distributions paid:
To participating non-controlling interests	(89)	(232)	(410)	(669)
	303	267	192	(636)
Investing activities
Acquisitions net of cash and cash equivalents in acquired entity	—	(99)	—	(180)
Acquisitions in equity-accounted investments	(60)	(15)	(110)	(22)
Investment in property, plant and equipment	(311)	(523)	(949)	(1,028)
Disposal of subsidiaries, associates and other securities, net	243	—	407	243
Restricted cash and other	3	(6)	(13)	(31)
	(125)	(643)	(665)	(1,018)
Foreign exchange gain (loss) on cash	(46)	19	(77)	36
Cash and cash equivalents
(Decrease) increase	(24)	114	(1)	(15)
Net change in cash classified within assets held for sale	29	—	(2)	—
Balance, beginning of period	619	513	627	642
Balance, end of period	$624	$627	$624	$627

RECONCILIATION OF NON-IFRS MEASURES

The following table reconciles Net income to Funds From Operations:

	For the three months ended December 31		For the twelve months ended December 31
UNAUDITED (MILLIONS)	2024	2023	2024	2023

Net income (loss)	$945	$(502)	$433	$308
Add back or deduct the following:
Depreciation	292	389	1,262	1,342
Foreign exchange and financial instruments gain	(160)	(30)	(238)	(159)
Deferred income tax expense (recovery)	64	(69)	67	(40)
Other(15)	51	(383)	(62)	(316)
Dividends on shares classified as financial liabilities(16)	356	61	549	241
Remeasurement of shares classified as financial liabilities	(1,034)	816	(693)	106
Amount attributable to equity accounted investments and non-controlling interests(17)	(315)	(114)	(524)	(766)
Funds From Operations	$199	$168	$794	$716

Cautionary Statement Regarding Forward-looking Statements

This news release contains forward-looking statements and information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “will”, “intend”, “should”, “could”, “target”, “growth”, “expect”, “believe”, “plan”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements. Forward-looking statements in this letter to unitholders include statements regarding the quality of Brookfield Renewable’s and its subsidiaries’ businesses and our expectations regarding future cash flows and distribution growth. They include statements regarding Brookfield Renewable’s anticipated financial performance, future commissioning of assets, contracted nature of our portfolio (including our ability to recontract certain asset), technology diversification, acquisition opportunities, expected completion of acquisitions and dispositions, financing and refinancing opportunities, future energy prices and demand for electricity, global decarbonization targets, economic recovery, achieving long-term average generation, project development and capital expenditure costs, energy policies, economic growth, growth potential of the renewable asset class, the future growth prospects and distribution profile of Brookfield Renewable and Brookfield Renewable’s access to capital. Although Brookfield Renewable believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, you should not place undue reliance on them, or any other forward-looking statements or information in this letter to unitholders. The future performance and prospects of Brookfield Renewable are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Renewable to differ materially from those contemplated or implied by the statements in this letter to unitholders include (without limitation) our inability to identify sufficient investment opportunities and complete transactions; the growth of our portfolio and our inability to realize the expected benefits of our transactions or acquisitions; weather conditions and other factors which may impact generation levels at facilities; changes to government regulations, including incentives for renewable energy; adverse outcomes with respect to outstanding, pending or future litigation; economic conditions in the jurisdictions in which Brookfield Renewable operates; ability to sell products and services under contract or into merchant energy markets; ability to complete development and capital projects on time and on budget; inability to finance operations or fund future acquisitions due to the status of the capital markets; health, safety, security or environmental incidents; regulatory risks relating to the power markets in which Brookfield Renewable operates, including relating to the regulation of our assets, licensing and litigation; risks relating to internal control environment; contract counterparties not fulfilling their obligations; changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes, and other risks associated with the construction, development and operation of power generating facilities. For further information on these known and unknown risks, please see “Risk Factors” included in the Form 20-F of BEP and in the Form 20-F of BEPC and other risks and factors that are described therein.

The foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this letter to unitholders and should not be relied upon as representing our views as of any subsequent date. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law.

No securities regulatory authority has either approved or disapproved of the contents of this letter to unitholders. This letter to unitholders is for information purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Cautionary Statement Regarding Use of Non-IFRS Measures

This news release contains references to FFO and FFO per Unit, which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA, FFO and FFO per Unit used by other entities. We believe that FFO and FFO per Unit are useful supplemental measures that may assist investors in assessing the financial performance and the cash anticipated to be generated by our operating portfolio. None of FFO and FFO per Unit should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS. For a reconciliation of FFO and FFO per Unit to the most directly comparable IFRS measure, please see “Reconciliation of Non-IFRS Measures - Year Ended December 31” included elsewhere herein and “Financial Performance Review on Proportionate Information - Reconciliation of Non-IFRS Measures” included in our audited Q4 2024 annual report. For a reconciliation of FFO and FFO per Unit to the most directly comparable IFRS measure, please see “Reconciliation of Non-IFRS Measures - Year Ended December 31” included elsewhere herein and “Financial Performance Review on Proportionate Information - Reconciliation of Non-IFRS Measures” included in our audited Q4 2024 annual report.

References to Brookfield Renewable are to Brookfield Renewable Partners L.P. together with its subsidiary and operating entities unless the context reflects otherwise.

Endnotes

(1)   For the three and twelve months ended months ended December 31, 2024, average LP units totaled 285.1 million and 285.5 million respectively (2023: 287.6 million and 282.4 million).

(2)   Refer Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see "Reconciliation of Non-IFRS Measures" and "Cautionary Statement Regarding Use of Non-IFRS Measures".

(3)   Average Units outstanding for the for the three and twelve months ended months ended December 31, 2024 were 663.2 million and 663.6 million (2023: 665.7 million and 657.1 million), being inclusive of our LP units, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and general partner interest. The actual Units outstanding as at December 31, 2024 were 663.3 million (2023: 665.3 million).

(4)   Balance includes restricted cash, trades receivables and other current assets, financial instrument assets, and due from related parties.

(5)   Balance includes deferred income tax assets, assets held for sale, and other long-term assets.

(6)   Balance includes current and non-current portion of corporate borrowings.

(7)   Balance includes current and non-current portion of non-recourse borrowings.

(8)   Balance includes accounts payable and accrued liabilities, financial instrument liabilities, due to related parties, provisions, liabilities directly associated with assets held for sale and other long-term liabilities.

(9)   Direct operating costs exclude depreciation expense disclosed below.

(10)   Balance includes dividends received from equity accounted investments and changes due to or from related parties.

(11)   Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other balance also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included within Adjusted EBITDA.

(12)   Amount attributable to equity accounted investments corresponds to the Adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted EBITDA attributable to non-controlling interest, our partnership is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to our partnership.

(13)   Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other balance also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included in Funds From Operations.

(14)   Amount attributable to equity accounted investments corresponds to the Funds From Operations that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Funds From Operations attributable to non-controlling interest, our partnership is able to remove the portion of Funds From Operations earned at non-wholly owned subsidiaries that are not attributable to our partnership.

(15)   Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other balance also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and the company’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included in Funds From Operations

(16)   Balance is included within interest expense on the consolidated statements of income (loss).

(17)   Amount attributable to equity accounted investments corresponds to the Funds From Operations that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Funds From Operations attributable to non-controlling interest, our company is able to remove the portion of Funds From Operations earned at non-wholly owned subsidiaries that are not attributable to our company.

(18)   12-15% target returns are calculated as annualized cash return on investment.